SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

United Rentals, Inc. 401(k) Investment Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Rentals, Inc.

Five Greenwich Office Park

Greenwich, Connecticut 06831

ANNUAL REPORT ON FORM 11-K

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

United Rentals, Inc. 401(k) Investment Plan

December 31, 2004 and 2003

Annual Report on Form 11-K

United Rentals, Inc. 401(k) Investment Plan

Financial Statements

and Supplemental Schedule

December 31, 2004 and 2003

Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To United Rentals, Inc. Benefits and Retirement Committee

We have audited the accompanying statements of net assets available for benefits of United Rentals, Inc. 401(k) Investment Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

MetroPark, New Jersey

June 23, 2005, except for Note 5, as to which the date is April 7, 2006

United Rentals, Inc. 401(k) Investment Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003
Assets:
Cash	$2,342	$1,285
Investments, at fair value:
United Rentals, Inc. Common Stock	6,144,305	6,639,937
T. Rowe Price Equity Index Trust	15,479,256	13,330,898
T. Rowe Price Tradelink Investments	159,784	143,548
Mutual Funds:
T. Rowe Price Spectrum Income Fund	8,402,829	7,435,220
T. Rowe Price Balanced Fund	3,680,402	2,820,921
T. Rowe Price Blue Chip Growth Fund	11,343,340	9,496,146
T. Rowe Price Growth and Income Fund	4,282,583	3,276,725
T. Rowe Price International Stock Fund	6,141,426	4,907,680
T. Rowe Price New Horizons Fund	12,894,144	9,976,989
T. Rowe Price Prime Reserve Fund	18,231,662	17,674,706
T. Rowe Price Retirement Income Fund	145,210	80,657
T. Rowe Price Retirement 2005 Fund	140,587	—
T. Rowe Price Retirement 2010 Fund	559,731	161,910
T. Rowe Price Retirement 2015 Fund	81,499	—
T. Rowe Price Retirement 2020 Fund	1,195,676	351,186
T. Rowe Price Retirement 2025 Fund	189,251	—
T. Rowe Price Retirement 2030 Fund	1,498,512	435,229
T. Rowe Price Retirement 2035 Fund	138,358	—
T. Rowe Price Retirement 2040 Fund	570,324	116,399
T. Rowe Price Science & Technology Fund	4,638,752	4,379,611
T. Rowe Price Value Fund	12,027,669	9,626,602

Total mutual funds	86,161,955	70,739,981

Participant loans	5,792,001	4,623,445
Company contributions receivable	34,334	—
Participant contributions receivable	173,044	—

Total assets	113,947,021	95,479,094

Liabilities:
Refunds due to participants for excess contributions	166,060	—

Net assets available for benefits	$113,780,961	$95,479,094

See accompanying notes.

United Rentals, Inc. 401(k) Investment Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2004	2003
Additions
Contributions:
Participants	$15,859,193	$14,169,157
Company	4,325,066	4,110,558
Rollovers	810,755	1,453,355

Investment income:
Interest and dividend income	1,501,480	946,171
Net appreciation in fair value of investments	7,403,585	17,436,096

	29,900,079	38,115,337
Deductions
Benefits paid directly to participants	11,433,455	8,863,111
Other, net	164,757	323,626

Net increase	18,301,867	28,928,600

Net assets available for benefits, beginning of year	95,479,094	66,550,494

Net assets available for benefits, end of year	$113,780,961	$95,479,094

See accompanying notes.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements

December 31, 2004

1. Description of the Plan

The following description of the United Rentals, Inc. 401(k) Investment Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan, which was established by United Rentals, Inc. (the “Company”). All employees are eligible to participate in the Plan following completion of three months of employment (provided they have reached the minimum age of 21 years and are a resident of the United States). The Plan has been designed to allow tax deferred contributions by the participants with discretionary Company contributions. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may elect to contribute up to 50% (20% prior to March 11, 2004) of their annual wages paid by the Company, limited to $13,000 and $12,000 per annum (plus catch-up contributions for participants age 50 and over of $3,000 and $2,000) in 2004 and 2003, respectively. Participants can suspend their contributions at any time and still remain in the Plan. Participants can resume contributions and can change their elected contribution rate at any time.

The Company may contribute a discretionary amount to the Plan which is determined annually by the Board of Directors of the Company. During the years ended December 31, 2004 and 2003, the Company contributed 50% of the first 6% of each participant’s compensation up to a maximum contribution of $1,500. Company contributions begin on January 1 or July 1 following twelve months of employment with the Company.

Participant Accounts

Each participant account is credited with the participant’s contribution, the Company’s matching contribution, the Company’s discretionary contribution, if any, an allocation of Plan earnings, distributions from the participant account and any expenses or liabilities charged to the participant’s account.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Vesting

Participants are always 100% vested in their contributions plus actual earnings thereon. Company contributions plus actual earnings thereon begin vesting 20% per year after one year of service and are 100% vested after five years of service (365 days minimum service per year). Forfeitures of Company contributions, which aggregated $214,638 for 2004 and $260,658 for 2003, are applied to reduce future Company contributions or to pay for Plan administrative expenses.

Investment Options

Participants may direct their elective contributions and the related Company discretionary contributions into any of the Plan’s investment options. The Plan’s custodian is T. Rowe Price Trust Company.

Participants Loans

Participants may borrow from their vested balances in the Plan, subject to certain restrictions and limitations set forth in the Plan document and the Internal Revenue Code. Loan terms range from one to five years for personal loans and up to a reasonable period of time as established by the Plan Administrator for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate determined by the Plan Administrator. Interest rates range from 5.50% to 10.50%. Principal and interest are paid ratably through payroll deductions.

Distributions and Withdrawals

A participant may not make withdrawals from their account prior to attaining age 59 1/2, except in the event of retirement, termination of employment, or proven hardship. Hardship withdrawals must be authorized by the Plan Administrator and are subject to the requirements and limitations set forth in the Plan document, the Internal Revenue Code and the regulations thereunder.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

1. Description of the Plan (continued)

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provision of ERISA. In the event that the Plan is terminated, the participants will become 100% vested in their accounts.

Administrative Expenses

Substantially all of the Plan’s administrative expenses are paid by the Company. All investment related expenses are charged directly to the participants’ accounts.

2. Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Investments

The Plan’s investments are stated at fair value. The fair values for common stock and mutual fund investments were measured by quoted prices in an active market. The T. Rowe Price Equity Index Trust is an underlying trust of a T. Rowe Price Common Trust Fund. The Plan’s accounting for the T. Rowe Price Equity Index Trust is based on the redemption value of the Plan’s units of participation in the T. Rowe Price Common Trust Fund. The redemption value is based on the fair market value of the underlying investments, as determined by the Plan’s custodian. Participant loans are valued at their outstanding principal balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

3. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 19, 2004, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and, therefore, believes that the Plan is qualified and the related trust is tax exempt. The plan sponsor has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

4. Investments

During 2004 and 2003, the Plan’s investments (including investments purchased, sold, or held during the period) appreciated (depreciated) in fair value as follows:

	Year ended December 31
	2004	2003
T. Rowe Price Spectrum Income Fund	$215,815	$598,520
T. Rowe Price Balanced Fund	230,872	381,256
T. Rowe Price Blue Chip Growth	899,968	2,005,974
T. Rowe Price Growth and Income Fund	142,711	646,254
T. Rowe Price International Stock Fund	669,017	1,086,861
T. Rowe Price New Horizons Fund	1,901,008	3,173,133
T. Rowe Price Retirement Income Fund	5,768	3,877
T. Rowe Price Retirement 2005 Fund	7,156	—
T. Rowe Price Retirement 2010 Fund	35,132	10,403
T. Rowe Price Retirement 2015 Fund	5,275	—
T. Rowe Price Retirement 2020 Fund	94,315	23,842
T. Rowe Price Retirement 2025 Fund	17,304	—
T. Rowe Price Retirement 2030 Fund	134,348	40,127
T. Rowe Price Retirement 2035 Fund	10,814	—
T. Rowe Price Retirement 2040 Fund	47,696	7,902
T. Rowe Price Science & Technology Fund	82,823	1,361,272
T. Rowe Price Value Fund	1,496,156	2,101,880
T. Rowe Price Tradelink Investments	14,581	36,591
T. Rowe Price Equity Index Trust	1,504,285	2,899,244
United Rentals, Inc. Common Stock	(111,459)	3,058,960

	$7,403,585	$17,436,096

United Rentals, Inc. 401(k) Investment Plan

Notes to Financial Statements (continued)

5. Contingencies

In August 2004, the Company received notice from the SEC that it was conducting a non-public, fact-finding inquiry of the Company. The SEC inquiry appears to relate to a broad range of the Company’s accounting practices and is not confined to a specific period. In March 2005, the Company’s board of directors formed a Special Committee of independent directors to review matters related to the SEC inquiry. The Company’s board of directors received and acted upon findings of the Special Committee in January 2006. The actions that the Company took with respect to the Special Committee’s findings, and actions that the Company took with respect to certain other accounting matters, including the restatement of previously issued consolidated financial statements for 2003 and 2002, are discussed in Note 3 to the Company’s annual report on Form 10-K for 2005 and summarized in the Company’s press release and related report on Form 8-K dated January 26, 2006.

At December 31, 2004, the Plan had $6.1 million or 5.4% of total assets invested in the United Rentals, Inc. Common Stock.

Supplemental Schedule

United Rentals, Inc. 401(k) Investment Plan

EIN: 06-1493538

Plan #: 001

Schedule H, Line 4(i)—Schedule of Assets (Held at End of Year)

December 31, 2004

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value
T. Rowe Price Trust Company*	Spectrum Income Fund	695,023	$8,402,829
	Balanced Fund	186,822	3,680,402
	Blue Chip Growth Fund	366,861	11,343,340
	Growth and Income Fund	190,252	4,282,583
	International Stock Fund	474,975	6,141,426
	New Horizons Fund	440,976	12,894,144
	Prime Reserve Fund	18,231,662	18,231,662
	Retirement Income Fund	11,844	145,210
	Retirement 2005 Fund	13,301	140,587
	Retirement 2010 Fund	39,867	559,731
	Retirement 2015 Fund	7,588	81,499
	Retirement 2020 Fund	80,301	1,195,676
	Retirement 2025 Fund	17,378	189,251
	Retirement 2030 Fund	96,678	1,498,512
	Retirement 2035 Fund	12,670	138,358
	Retirement 2040 Fund	36,630	570,324
	Science & Technology Fund	242,867	4,638,752
	Value Fund	525,226	12,027,669
	Equity Index Trust	453,007	15,479,256
	Tradelink Investments (see detail of investments in the Tradelink Investments on page 11)		159,784
United Rentals, Inc.*	United Rentals, Inc. Common Stock	325,095	6,144,305

			107,945,300
Participant loans*	Interest rates range from 5.50% to 10.50%; maturities range from 3 months to 30 years		5,792,001

			$113,737,301

*	Indicates party-in-interest to the Plan.

Note:	The “cost” column is not applicable because all of the Plan’s investment options are participant directed.

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value
T. Rowe Price Trust Company*	Tradelink Investments:
	Stocks:
	Agere Systems, Inc. Class A Stock	1	$1
	Agere Systems, Inc. Class B Stock	26	35
	H&R Block, Inc.	50	2,450
	Calpine Corp.	553	2,179
	Caraco Pharmaceuticals Labs Ltd	50	478
	Curagen Corporation	100	716
	ESS Technology Inc.	100	711
	Genentech Inc.	170	9,255
	General Electric	100	3,650
	Lockheed Martin Corp.	9	500
	Lucent Technologies, Inc.	100	376
	Oracle Corporation	80	1,097
	Saba Software Inc.	100	400
	Sirius Satellite Radio Inc.	3,100	23,715
	Sonus Pharm Inc.	91	320
	Stratex Networks, Inc.	100	226
	Target Corp.	70	3,620
	21st Century Technologies, Inc.	100	–
	Wal-Mart Stores, Inc.	150	7,923
	World Fuel Services Corp.	150	7,470
	Xerox Corporation	200	3,402
	Zoran Corporation	69	799
	Mutual Funds:
	Credit Suisse Capital Appreciation Fund	178	2,994
	Oakmark Select Fund	128	4,262
	Oakmark Global Fund	336	7,334
	T. Rowe Price Prime Reserve Fund	31,917	31,917
	T. Rowe Price Emerging Europe & Mediterranean Fund	354	5,627
	T. Rowe Price Emerging Markets Stock Fund	163	3,163
	Vanguard Index Trust Total Stock Market Index Fund	1,222	35,164

			$159,784

•	Indicates party-in-interest to the Plan.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Rentals, Inc. 401(k) Investment Plan

By:	/S/ Raymond J. Alletto
Raymond J. Alletto
Plan Administrator

April 11, 2006

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Auditors